Exhibit 99.1

To: All 89bio Colleagues

From: Rohan Palekar, Chief Executive Officer

Subject: Important Company Announcement

Dear 89ers,

Today starts a new chapter in the 89bio journey! This evening, we announced that 89bio has entered into a definitive agreement to be acquired by Roche, a global leader in healthcare, for a total potential deal value of up to $3.5 billion. You can read the full press release here: https://ir.89bio.com/news-releases/news-release-details/89bio-inc-announces-agreement-beacquired-roche.

This is an exciting development for our company! Our mission since inception has been to help patients with severe liver and cardiometabolic diseases – we believe this transaction with Roche will accelerate our ability to accomplish our mission and bring pegozafermin to patients in need of better therapies.

As one of the world’s largest biopharmaceutical companies, Roche’s culture and strategy is focused on delivering impactful new medicines for diseases with high unmet medical need. In recent years, they have made a significant commitment to cardiovascular, renal, and metabolic diseases including through a series of acquisitions and partnerships. Adding pegozafermin will allow them to build on their portfolio with a leading MASH asset. Moreover, their scientific leadership has strong conviction in the FGF21 mechanism and believes that pegozafermin’s highly differentiated profile could serve patients where other therapies may not be adequate.

Our team has made amazing strides in rapidly bringing pegozafermin to late-stage development. As the Board and the leadership team reviewed the next phase for our company – completing the Phase 3 programs, scaling up manufacturing, filing for approval globally and finally, commercializing the product in service of patients – we were convinced that Roche’s global development, manufacturing, and commercialization capabilities and resources will help us advance our programs with greater speed and scale. Just as important, their commitment to rigorous science and to patients closely aligns with our own values.

I believe Roche is acquiring the company not just for the pegozafermin programs, but the team who has made it successful. As you have heard me say on many occasions, you need a great team to make a good molecule a successful drug, and you are that great team!

I recognize that this news will bring out different emotions for each of you and likely raise questions. We will try and answer questions as best we can, but we may not have all the answers available today. However, we are committed to being transparent and providing you with answers as soon as they are available. We will start with an All-Company Meeting tomorrow onsite for those who can come in and via Zoom at 10:00 am PT. We will also hold regular Town Hall meetings until the transaction closes and will share a Q&A document with you soon. You can always reach out to your C-suite leader or Amanda Kurihara with additional questions or thoughts.

The signing of the agreement is the first step in the process, and the closing of the transaction is expected in the fourth quarter of 2025, subject to the tender of at least a majority of the outstanding shares of 89bio’s common stock and receipt of regulatory approvals. Until closing, 89bio and Roche will remain independent, and your day-to-day work and reporting relationships remain unchanged. During this time, it is important that you do not comment publicly on the transaction, including on social media. If you receive an inquiry from the media, investors, or other external parties, please direct it to Ryan Martins or Francis Sarena.

Each of you should be proud of the amazing job you have done to get pegozafermin and 89bio to this pivotal moment! Thank you for your relentless dedication to pegozafermin and patients, I am incredibly proud of what we have built together over the years, and I hope you are filled with the same sense of pride.

With deepest gratitude,

Rohan Palekar | Chief Executive Officer

89bio, Inc.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of 89bio, Inc. (“89bio”), nor is it a substitute for the tender offer materials that Roche Holdings, Inc. (“Roche”) and its wholly owned acquisition subsidiary, Bluefin Merger Subsidiary, Inc. (“Merger Sub”), will file with the Securities and Exchange Commission (the “SEC”). The solicitation and the offer to buy shares of 89bio’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Roche and Merger Sub intend to file with the SEC. In addition, 89bio will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of 89bio on Schedule 14D-9 and related materials with respect to the tender offer and merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials.

Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by 89bio under the “Investors & Media” section of 89bio’s website at www.89bio.com.

STOCKHOLDERS AND INVESTORS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF 89BIO ON SCHEDULE 14D-9 AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Certain statements in this document may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, statements regarding the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of September 17, 2025 by and among 89bio, Roche and Merger Sub (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. Words such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “anticipate,” “goal,” “opportunity,” “develop,” “plan” or the negative of these terms, and similar expressions, or statements regarding intent, belief, or current expectations, are forward looking statements. While 89bio believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties (including, without limitation, those set forth in 89bio’s filings with the Securities and Exchange Commission (SEC)), many of which are beyond 89bio’s control and subject to change. Actual results could be materially different. Risks and uncertainties include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; uncertainties as to how many of 89bio’s stockholders will tender their shares in the offer; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the possibility that competing offers will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; and other risks and uncertainties identified in 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 and other subsequent disclosure documents filed with the SEC. 89bio claims the protection of the Safe Harbor contained in the Private Securities Litigation Reform Act of 1995 for forward-looking statements. 89bio expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.